UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549


                           SCHEDULE 13G


             UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       (AMENDMENT NO. (4))*



                LOGIC DEVICES INCORPORATED
                         (Name of Issuer)


                    COMMON STOCK, NO PAR VALUE
                  (Title of Class of Securities)


                          541402 10 3
                          (CUSIP Number)


  Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder  of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP NO. 541402 10 3     13G PAGE 2 OF 5 PAGES


 1   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard L. Farkas
     ###-##-####
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) [  ]
                                                          (b) [ X ]

 3    SEC USE ONLY



 4    CITIZENSHIP OR PLACE OF ORGANIZATION

      Colorado


 NUMBER OF      5    SOLE VOTING POWER
 SHARES              100,000 shares of Common Stock, no par value, of Logic
 BENEFICIALLY        Devices  Incorporated   ("Common   Stock")  underlying
                     unexercised
 OWNED BY            warrants
 EACH           6    SHARED VOTING POWER
 REPORTING           -0-
 PERSON         7    SOLE DISPOSITIVE POWER
 WITH                100,000 shares underlying unexercised warrants
                8    SHARED DISPOSITIVE POWER
                     -0-
 9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      100,000 shares underlying unexercised warrants (see * below)

 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* Not Applicable

 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      1.7%

 12   TYPE OF REPORTING PERSON*
      IN

               *SEE INSTRUCTION BEFORE FILLING OUT!

     STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G


 ITEM 1.

     (A)  NAME OF ISSUER

          Logic Devices Incorporated

     (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

          628 East Evelyn Avenue
          Sunnyvale, California  94086

 ITEM 2.

     (A)  NAME OF PERSON FILING

          Howard L. Farkas

     (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR IF NONE, RESIDENCE

          5460 South Quebec - Suite 300
          Englewood, Colorado  80111

     (C)  CITIZENSHIP

          Colorado

     (D)  TITLE OF CLASS OF SECURITIES

          Common Stock, no par value

     (E)  CUSIP NUMBER

          541402 10 3

 ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     [   ] (A) BROKER OR DEALER REGISTERED UNDER SECTION 15 OF THE ACT.
     [   ] (B) BANK, AS DEFINED IN SECTION 3(A)19 OF THE ACT.
     [ ] (C) INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF THE ACT. [ ] (D) INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
               INVESTMENT COMPANY ACT.
     [   ] (E) INVESTMENT ADVISOR  REGISTERED  UNDER  SECTION  203  OF  THE
               INVESTMENT ADVISERS ACT OF 1940.
     [   ] (F) EMPLOYEE  BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT TO THE
               PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE <section> 240.13D-1(B)(1)(II)(F).
     [   ] (G) PARENT  HOLDING  COMPANY,  IN   ACCORDANCE   WITH  <section>
               240.13D-1(B)(II)(G).

 ITEM 4.  OWNERSHIP

     (A)  AMOUNT BENEFICIALLY OWNED

          100,000 shares based on unexercised warrants (see {*} below)

     (B)  PERCENT OF CLASS

          1.7% based upon issued and outstanding shares as of 12/31/95 plus 100,000 shares underlying unexercised warrants standing in this name but excluding all other unexercised options and warrants held by others

     (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE

               100,000  shares  of  Common   Stock  underlying  unexercised
               warrants

          (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE

               -0-

          (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               100,000  shares  of  Common  Stock   underlying  unexercised
               warrants

          (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

               -0-






 ________________________
     {* }810,122 shares of Common Stock and warrants to purchase 75,045 shares of Common Stock are held of record by Mr. Stephen A. Hellerstein, as trustee of the Farkas trusts, the beneficiaries of which consist of Mr. Farkas and members of his family. Mr. Farkas has no power to vote or direct the vote or dispose or direct the disposition of any of these securities and expressly disclaims any beneficial ownership of any such securities.

 ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

 ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Not applicable

 ITEM 7.  IDENTIFICATION   AND  CLASSIFICATION  OF  THE  SUBSIDIARY   WHICH
          ACQUIRED THE SECURITY  BEING  REPORTED  ON  BY THE PARENT HOLDING
          COMPANY

          Not applicable

 ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable

 ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

          The footnote on the preceding page discloses shares and warrants to purchase shares held by Mr. Stephen A. hellerstein, as trustee of the Farkas Trusts, the beneficiaries of which consist of Mr. Farkas and members of his family. Mr. Farkas has never had the power to vote or direct the vote or dispose or direct the disposition of any such securities and has always disclaimed ownership of these securities even though the securities were previously voluntarily disclosed on Mr. Farkas' previous filings on Schedule 13. Joint filings were not made in the past, and Mr. Farkas hereby expressly disavows any existence of a group for reporting purposes. Mr. Hellerstein will continue to report separately on Schedule 13G.

 ITEM 10.  CERTIFICATION

          Not applicable
                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   FEBRUARY 14, 1996
                                   Date

                                   /S/ HOWARD L. FARKAS
                                   Signature

                                   HOWARD L. FARKAS
                                   Name/Title